Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended December 31,
(in thousands)	June 30, 2016	2015	2014	2013	2012	2011
Earnings:
Loss before income taxes	$(88,645)	$(181,268)	$(230,674)	$(156,284)	$(9,575)	$(109,335)
Add: Fixed charges	1,093	2,091	2,163	1,902	1,752	1,902
Total earnings	$(87,552)	$(179,177)	$(228,511)	$(154,382)	$(7,823)	$(107,433)

Fixed Charges:
Estimated interest component of rent	1,093	2,091	2,163	1,902	1,752	1,902
Fixed charges	$1,093	$2,091	$2,163	$1,902	$1,752	$1,902

Ratio of earnings to fixed charges	Note 1	Note 1	Note 1	Note 1	Note 1	Note 1

Note 1: Earnings for the six months ended June 30, 2016 and the years 2015, 2014, 2013, 2012 and 2011 were insufficient to cover fixed charges by $88.6 million, $181.3 million, $230.7 million, $156.3 million, $9.6 million and $109.3 million, respectively.